                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

      /X/    Preliminary Proxy Statement

      / /    Confidential,  for Use of the Commission Only (as permitted by Rule
             14a-6(e)(2))

      / /    Definitive Proxy Statement

      / /    Definitive Additional Materials

      / /    Soliciting Material Under Rule 14a-12

                                  HAGGAR CORP.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                            KAHN BROTHERS & CO., INC.
                       KAHN BROTHERS & CO. PROFIT SHARING
                                  PLAN & TRUST
                                 THOMAS G. KAHN
                                 MARK E. SCHWARZ
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

      Payment of Filing Fee (Check the appropriate box):

      /X/    No fee required.

      / /    Fee computed on table below per Exchange Act Rules  14a-6(i)(1) and
             0-11.

      (1)    Title of each class of securities to which transaction applies:

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      (2)    Aggregate number of securities to which transaction applies:

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      (3)    Per unit price or other  underlying  value of transaction  computed pursuant to  Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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      (4)    Proposed maximum aggregate value of transaction:

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      (5)    Total fee paid:

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      / /    Fee paid previously with preliminary materials:

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      / /    Check box if any part of the fee is offset as  provided by Exchange
Act Rule  0-11(a)(2)  and identify the filing for which the  offsetting  fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      (1)    Amount previously paid:

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      (2)    Form, Schedule or Registration Statement No.:

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      (3)    Filing Party:

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      (4)    Date Filed:

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                                      -2-

                            KAHN BROTHERS & CO., INC.

                                                          February   , 2003

Dear Fellow Stockholder:

            Kahn Brothers & Co., Inc. ("Kahn Brothers") and persons and entities affiliated  with it are the beneficial  owners of 837,269 shares of Common Stock of  Haggar  Corp.  (the  "Company"),  representing  approximately  13.0%  of the outstanding  Common  Stock of the  Company.  We do not believe  that the current
Board of  Directors  is  acting  in your best  interests,  and we are  therefore seeking  your support for the election of our nominees to the Board of Directors of the Company at the annual meeting of stockholders scheduled to be held in the
Haggar Corp.  Conference  Center,  6113 Lemmon  Avenue,  Dallas,  Texas 75209 on
________, 2003, at ______ .M. (local time).

            We urge you to carefully  consider the information  contained in the attached  Proxy  Statement  and then  support  the  efforts of Kahn  Brothers to improve the Company's  financial  results and  corporate  governance by signing, dating and  returning  the  enclosed  WHITE  proxy  today.  The  attached  Proxy
Statement  and the  enclosed  WHITE proxy card are first being  furnished to the stockholders on or about February __, 2003.

            If you have already  voted for the  incumbent  management  slate you have every  right to change  your vote by signing  and  returning  a later dated proxy.

            If you have any questions or require any assistance  with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers below.

                                          Thank you for your support,

                                          Thomas G. Kahn
                                          On behalf of Kahn Brothers & Co., Inc.

                                [MacKenzie Logo]

                                PRELIMINARY COPY
       For the Information of the Securities and Exchange Commission Only

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                  HAGGAR CORP.

                            -------------------------

                                 PROXY STATEMENT
                                       OF
                            KAHN BROTHERS & CO., INC.

                            -------------------------

                    PLEASE MAIL THE ENCLOSED WHITE PROXY CARD

            Kahn Brothers & Co., Inc. ("Kahn Brothers") and persons and entities affiliated with it together are one of the largest stockholders of Haggar Corp., a Nevada  corporation  (the  "Company").  Kahn  Brothers  is  writing  to you in connection  with  the  election  of two  directors  to the  Company's  Board  of
Directors  at the annual  meeting of  stockholders  scheduled  to be held in the
Haggar Corp.  Conference  Center,  6113 Lemmon  Avenue,  Dallas,  Texas 75209 on
_________,  2003,  at ______ .M. (local time),  including  any  adjournments  or postponements  thereof and any meeting  that may be called in lieu  thereof (the
"Annual  Meeting").  Kahn  Brothers has nominated two directors in opposition to the Company's incumbent director nominees, _________ and __________, whose terms expire at the Annual Meeting. Kahn Brothers believes that the Board of Directors of the Company (the "Board of Directors") has not acted in the best interests of the Company's stockholders.  As further described herein, Kahn Brothers believes that  improvement in the Company's  financial  results and corporate  governance policies will be best achieved  through the election of Kahn Brothers  nominees.
There can be no assurance  that the  election of our  nominees  will improve the
Company's financial results or corporate governance.

            This proxy statement (the "Proxy  Statement") and the enclosed WHITE proxy card are being  furnished to  stockholders of the Company by Kahn Brothers in connection with the  solicitation of proxies from the Company's  stockholders to be used at the Annual  Meeting to elect Kahn  Brothers'  nominees,  Thomas G.
Kahn and Mark E.  Schwarz  (the  "Nominees"),  to the  Board  of  Directors.  As
nominees for director, Messrs. Kahn and Schwarz are deemed to be participants in this proxy  solicitation.  As a member of the soliciting  group, Kahn Brothers &
Co. Profit  Sharing Plan & Trust (the "Kahn  Brothers  Trust"),  an affiliate of
Kahn Brothers,  is also deemed to be a participant  in this proxy  solicitation.
This Proxy  Statement and the WHITE proxy card are first being  furnished to the
Company's stockholders on or about February __, 2003.

            The Company has fixed the record date for  determining  stockholders entitled to notice of and to vote at the Annual Meeting as February 7, 2003 (the
"Record Date").  The principal  executive  offices of the Company are located at
6113 Lemmon Avenue, Dallas, Texas 75209.  Stockholders of record at the close of business  on the Record  Date will be  entitled  to vote at the Annual  Meeting.
According to the Company,  as of the Record Date, there were [6,418,426]  shares of  common  stock,  $.10 par value per share  (the  "Shares"),  outstanding  and entitled to vote at the Annual  Meeting.  Kahn  Brothers,  along with all of the participants in this solicitation,  are the beneficial owners of an aggregate of
837,269 Shares,  which represents  approximately 13.0% of the Shares outstanding
(based on information  publicly  disclosed by the Company).  The participants in this solicitation intend to vote such Shares for the election of the Nominees.

THIS  SOLICITATION IS BEING MADE BY KAHN BROTHERS AND NOT ON BEHALF OF THE BOARD
OF DIRECTORS OR  MANAGEMENT  OF THE COMPANY.  KAHN  BROTHERS IS NOT AWARE OF ANY
OTHER  MATTERS  TO  BE  BROUGHT   BEFORE  THE  ANNUAL  MEETING  OTHER  THAN  THE
RATIFICATION OF THE APPOINTMENT OF THE COMPANY'S AUDITORS. SHOULD OTHER MATTERS,
WHICH KAHN BROTHERS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS  SOLICITATION,
BE BROUGHT  BEFORE  THE  ANNUAL  MEETING,  THE  PERSONS  NAMED AS PROXIES IN THE
ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU TO SIGN,  DATE  AND  RETURN  THE  WHITE  PROXY  CARD IN FAVOR OF THE
ELECTION OF OUR NOMINEES, WHO ARE DISCUSSED IN THIS PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A PROXY CARD  FURNISHED BY THE COMPANY'S  MANAGEMENT TO
THE BOARD OF DIRECTORS,  YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE ELECTION
OF THE COMPANY'S  NOMINEES BY SIGNING,  DATING AND RETURNING THE ENCLOSED  WHITE
PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE
REVOKED AT ANY TIME PRIOR TO THE ANNUAL  MEETING BY DELIVERING A WRITTEN  NOTICE
OF  REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL  MEETING TO KAHN  BROTHERS,
C/O MACKENZIE PARTNERS, INC., WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE
SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

                                      -2-

                                    IMPORTANT

            YOUR VOTE IS  IMPORTANT,  NO MATTER  HOW MANY OR HOW FEW  SHARES YOU
OWN. KAHN BROTHERS URGES YOU TO SIGN,  DATE, AND RETURN THE ENCLOSED WHITE PROXY
CARD TODAY TO VOTE FOR THE ELECTION OF THE NOMINEES.

            The Nominees are committed,  subject to their  fiduciary duty to the
Company's  stockholders,  to  improving  the  Company's  financial  results  and corporate governance. A vote FOR the Nominees will enable you - as the owners of the Company - to send a message to the Board of Directors that you are committed to improving financial results and corporate governance.

o           If your Shares are registered in your own name, please sign and date the enclosed  WHITE proxy card and return it to Kahn  Brothers,  c/o
            MacKenzie Partners, Inc., in the enclosed envelope today.

o           If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution on the Record Date, only it can  vote  such  Shares  and  only  upon  receipt  of your  specific instructions. Accordingly, please contact the person responsible for your account and instruct  that person to execute on your behalf the
            WHITE  proxy  card.   Kahn  Brothers   urges  you  to  confirm  your
            instructions  in writing to the person  responsible for your account and to provide a copy of such  instructions  to Kahn  Brothers,  c/o
            MacKenzie  Partners,  Inc., which is assisting in this solicitation, at the address and  telephone  numbers set forth  below,  and on the back cover of this proxy  statement,  so that we may be aware of all instructions  and can attempt to ensure that such  instructions  are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                                [MacKenzie Logo]

                                      -3-

                                   PROPOSAL 1
                              ELECTION OF DIRECTORS

REASONS FOR THE SOLICITATION

            We are asking you to elect our Nominees in order to:

            o    remove two incumbent directors up for election;

            o    elect  nominees  who  support  actions  that we  believe  would improve the financial  results and corporate  governance of the
                 Company; and

            o    elect clearly independent directors.

            As further described below, Kahn Brothers believes that the election of the Nominees  represents  the best means for the  Company's  stockholders  to improve the  financial  results and corporate  governance  of the Company.  Kahn
Brothers and its  affiliates,  together one of the largest  stockholders  of the
Company,  have a vested  interest in the  improvement  of financial  results and corporate  governance.  Kahn Brothers  believes that the Nominees have extensive experience in private and public investment,  corporate  governance and business management.  If elected to the Board of  Directors,  the Nominees will use their experience  to  explore  alternatives  to  improve  the  financial  results  and corporate governance of the Company. There can be no assurance that the election of our  Nominees  will in fact  improve  the  operating  results  and  corporate governance of the Company.

            If our investment objectives diverged from those of other investors,
Mr. Kahn could  potentially  have a conflict of interest  between his  fiduciary duties as a director  of the Company and his  fiduciary  duties to his  clients.
However, we believe that our investment objectives are generally consistent with those of other stockholders of the Company. We wish to maximize the value of the
Shares  of  the  Company  and  to  explore  alternatives,   including  strategic
transactions, that may achieve that objective. However, we would not be in favor of the Company entering into a strategic  transaction that valued the Company at less than its intrinsic value even if the  transaction  resulted in a short-term increase in the market price of the Shares of the Company.  We also believe that the Nominees, as members of the Board of Directors,  and in cooperation with the current  management,  can seek to improve the  Company's  relationship  with the investor  community and seek to identify and pursue strategic  alternatives that would enhance shareholder value.

THE COMPANY'S DISAPPOINTING FINANCIAL RESULTS

            The Company's financial results over the past five years have been a disappointment  to  Kahn  Brothers,  and it  believes,  to  many  other  Company stockholders.

                                      -4-

            SALES:

            We believe  that the Company  has failed to achieve any  significant sales growth in the last five years.  According to the  Company's  Form 10-K for the fiscal year ended  September 30, 1998,  its sales were $402.5  million.  The
Company's Form 10-K for the fiscal year ended  September 30, 2002 indicates that sales were $481.8 million.  Thus,  sales over the five-year  period increased by only $79.3 million,  a compounded  annual rate of 3.7%,  including the Company's
1999 acquisition of Jerell Inc.  ("Jerell").  Jerell, as stated in the Company's press release dated  December 17, 1998,  had annual sales of $66 million for its fiscal year ended  October 31,  1998.  Thus,  if we subtract the sales of Jerell from the sales  increase of the Company in the past five years and if we account for the  natural  inflation  in  retail  selling  prices,  we  believe  that the compounded  annual  rate  of  sales  growth  could  be  either  negative  or not significant.

            EARNINGS:

            The  Company's  Forms 10-K for its 1998  through  2002 fiscal  years reflect cumulative net earnings of $10.5 million over the five-year period ended
September 30, 2002. Of such amount,  all net earnings were recorded in the three fiscal years ended  September 30, 2000. In the fiscal years ended  September 30,
2001 and September 30, 2002, the Company reported net losses of $8.7 million and
$7.5 million, respectively, or total net losses of approximately $16.2 million.

            RETURN OF EQUITY:

            We believe  that the  Company's  five-year  return on  stockholders'
equity has also lagged badly. Return on stockholders'  equity in a given year is computed by dividing net income for such year by stockholders'  equity as at the end of the  immediately  preceding  fiscal year.  Based upon the  Company's  net income (loss) over the five fiscal year period ended  September 30, 2002 and its stockholders'  equity as at the end of the five fiscal years ended September 30,
2001,  the Company  achieved an average  annual  return on equity over such five fiscal year period of 1.2%, as shown in the table below:

                        Fiscal Year       Annual Return on Equity
                        -----------       -----------------------
                        1998                      4.9%
                        1999                      5.7%
                        2000                      5.6%
                        2001                     (5.3%)
                        2002                     (5.0%)

                        Average                   1.2%

            By way of comparison,  the Lehman  Brothers Long Treasury Index (the
"Lehman Index")  achieved a compounded  annual return over such five fiscal year period of  approximately  10%.  The  Lehman  Index is an  unmanaged  index  that includes  public  obligations of the United States  Treasury that have remaining maturities  of  ten  years  or  more  and  at  least  $100  million  par  amount

                                      -5-

outstanding.  We believe  that the  Lehman  Index is an  appropriate  measure of
comparison   because  it  measures  fixed  returns  from  long  term  government securities without credit risk but with market risks.

            Economic  theory  dictates  that  risk and  returns  are  positively correlated, i.e. if an investor takes more risks, he should get a higher return;
if an investor takes less risks,  he should get a lower return.  We believe that the Company competes in an industry which experiences  higher risks than holding
United States Treasury  securities  because of the constantly  changing  fashion trends and the low barriers to entry.  Therefore,  based on established economic theory  mentioned  above,  we believe  that the rate of return on  stockholders'
equity for the Company should be higher than that of the Lehman Index.

            ACQUISITIONS:

            The Company's December 17, 1998 press release,  issued in connection with its  acquisition  of Jerell,  described  Jerell as "a leading  women's wear company." The Company stated that the acquisition represented an opportunity for it to diversify  its customer base while  providing  "an exciting  platform from which to launch a Haggar  women's wear brand." The release  also  described  the acquisition  as "the first step in our strategic  effort to purchase  profitable growing  companies that will be accretive to Haggar  shareholders'  earnings per share," and described the  "tremendous  potential to continue to grow the Jerell business . . ."

            What has  actually  happened?  The Company has made no  acquisitions subsequent to Jerell,  which is perhaps fortunate when the results of the Jerell acquisition are considered.  According to the Company's Form 10-K for the fiscal year ended  September 30, 2000 and Form 10-Q for the fiscal  quarter ended March
31, 2002, the net acquisition  cost of Jerell was $39.3 million,  of which $29.0 million represented  goodwill.  On October 1, 2001, the Company recorded a $15.6 million charge for goodwill  impairment  related to the acquisition.  In just 29 months,  40% of the net acquisition cost had to be written off, a charge to book value of $2.45  per  share,  based on shares  outstanding  as  reflected  in the
Company's Form 10-Q for the fiscal quarter ended December 31, 2001.

            The Company's Form 10-K for the fiscal year ended September 30, 2002 states that the Company "seeks growth through  strategic  acquisitions  of other apparel  businesses." In light of the results of the Jerell acquisition,  we are concerned  whether the Board of Directors and Management of the Company  possess
the  requisite   operating  and  financial  acumen  to  accurately   assess  the
desirability of other potential acquisitions.

            CHARGES TO OPERATIONS:

            The  Jerell  acquisition,  in our  opinion,  should  not be the only source of concern for  stockholders of the Company.  The Company also recorded a
$20.8 million charge to operations in its Form 10-Q for the fiscal quarter ended
March 31, 2001 (the "March 31, 2001 Form 10-Q").  This included $8.1 million for employee  termination  and related  costs,  $3.1 million for plant and equipment impairment  charges,  $8.6  million for legal  costs and $1.0  million for other asset write-downs.  This $20.8 million charge,  when added to the Jerell-related
$15.6 million charge for goodwill impairment, resulted in the chargeoff of $36.4 million of stockholders' equity in almost a six-month period.

                                      -6-

            In  addition,  as  reported  in the March 31,  2001 Form  10-Q,  the
Company  wrote down to no value its $2.1  million  investment  in its  Edinburg,
Texas facility. The Company stated in the March 31, 2001 Form 10-Q that "the net book value of the Edinburg  manufacturing facility and equipment was written off as the net  realizable  value of such assets was expected to be  insignificant."
The  Company's  management  did not  discuss  whether  they tried to  adequately ascertain the value of the Edinburg facility or what procedures were followed or whether  professional  third  party  experts  were  engaged  before  deciding to write-off the Edinburgh facility. In fact, just a year later, as reported in its
Form 10-Q for the fiscal  quarter ended March 31, 2002,  the Company  completely reversed the write-off and $2.1 million was recorded under operating income as a credit to reorganization costs, without, in our opinion, an adequate explanation by  Management as to why there was a change in the net  realizable  value of the
Edinburg facility.

THE COMPANY NEEDS TO IMPROVE CORPORATE GOVERNANCE

            We believe that proper corporate governance procedures and practices and the level of management  accountability  that the Board of Directors imposes are highly relevant to the Company's financial performance.  We believe that the entire Board of Directors  should be  accountable  for its actions each year, by standing for re-election annually.

            The Board of Directors of the Company is  classified,  with only one of three classes of directors  elected each fiscal year.  Thus, it would require successful  proxy contests in two succeeding  years to replace a majority of the present six-member Board of Directors.  Furthermore,  in October 2002, the Board
of Directors adopted a new Stockholder Rights Plan, or "poison pill," to replace a  then-expiring  rights plan.  The  Stockholder  Rights Plan makes it harder to effect a change of control in the Company and thus provides more job security to the present Board of Directors and Management of the Company.

            We believe that  stockholders  of the Company deserve a higher level of  accountability,  given the Company's  recent financial  performance.  We are therefore committed to seeking corporate  governance reforms.  However,  even if the Nominees are elected to the Board of Directors,  they will comprise only two of six directors,  and accordingly  there can be no assurance that the corporate governance initiatives the Nominees recommend will be implemented.

            ANNUAL ELECTION OF DIRECTORS:

            If the  Nominees  are  elected,  they will use their best efforts to cause the Board of Directors to propose to the  stockholders of the Company that the Articles of  Incorporation of the Company be amended to declassify the Board of Directors and to provide for the annual  election of all the directors of the
Company.  Under Nevada law, any such proposal must be adopted by resolution  and declared  advisable  by the  Board of  Directors,  either  by  calling a special meeting of  stockholders  entitled to vote on the proposal or directing that the proposal be considered at the next annual meeting of the  stockholders  entitled to vote on the  proposal.  At the  meeting,  such  proposal  must be approved by holders of a majority of the then outstanding shares entitled to vote.

                                      -7-

            We and the Nominees  view a classified  board of directors as having the  effect of  insulating  directors  from  accountability  to a  corporation's stockholders.  So long as the  board  of  directors  is  classified  into  three classes,  a minimum of three annual meetings of stockholders  would generally be required to replace the entire board of directors, absent intervening vacancies.
Consequently, we believe that a classified board of directors makes it difficult for  stockholders to replace  incumbent  directors and  management,  even if the reason for the desired  change is inadequate  performance.  We also believe that the annual  election of  directors  is the  primary  means for  stockholders  to influence corporate  governance  policies and to hold directors  accountable for the implementation of these policies.

            We further  believe  that the entire  board of  directors  should be elected  annually so that it best reflects the  stockholders'  current views and the direction  their company should take.  With a classified  board,  it is more
probable  to  have  directors   that  don't   represent  the  views  of  current
stockholders.

            REDEMPTION OF POISON PILL:

            If the Nominees  are elected,  they also will use their best efforts to cause the Board of  Directors  to  terminate  the  Company's  poison  pill by redeeming  all of the  outstanding  rights under the  Company's  poison pill and filing  evidence  of  such  redemption  with  the  rights  agent.  Historically, proponents  of poison pills have  asserted that they enable a board of directors to respond  in an orderly  fashion to  unsolicited  takeover  bids by  providing sufficient time to carefully  evaluate the fairness of such a bid. We oppose the
Company's  poison pill  because we believe  that it places such an obstacle to a takeover bid that it serves to entrench the Board of Directors  and  Management.
We believe  that the  Company's  poison pill would force a would-be  acquirer to negotiate  the  possible  takeover of the Company  with  management,  instead of making its offer directly to the  stockholders  of the Company.  In our opinion, this consequential lack of management  accountability to stockholders  adversely affects  stockholder  value and could  deter a takeover  bid that,  while in the stockholders'  best interest,  does not leave management in control.  We further believe that the effect of a poison pill is to insulate management from a change of control by providing its Board of Directors, which is advised by and includes representatives  of  management,  with a veto  over  takeover  bids,  even  when stockholders might favorably view such bids.

            INDEPENDENCE OF DIRECTORS:

            We believe that a majority of the Board of Directors should comprise truly independent directors. At present, the Chief Executive and Chief Operating
Officers  occupy two Board seats. A third is held by the partner of the law firm that serves as the  Company's  outside  counsel.  That firm was paid $606,000 in legal fees for services during the 2002 fiscal year,  according to the Company's
Form 10-K for the fiscal year ended  September 30, 2002.  Accordingly,  three of the current  six members of the Board of  Directors  are,  in our  opinion,  not independent.

                                      -8-

            In contrast, we believe that the Nominees would be truly independent
directors  and  are  committed  to   representing   the  interests  of  all  the
stockholders of the Company.  The Nominees and their affiliates have not entered into any agreement to provide  professional  or other  services with the Company and have no interest in the Company  except for their  interests that arise from being  stockholders  of the  Company.  We  believe  that the  Nominees  not only represent  the views of Kahn  Brothers,  which we believe is one of the  largest institutional  investors  of the  Company,  but also  their  views  as  minority stockholders,  Mr.  Schwarz  being the  holders of less than one  percent of the outstanding shares of Common Stock.

            We believe that in order to enable independent directors to serve as an effective check on Management, independent directors should meet at regularly scheduled  executive  sessions,  without the presence of Management.  This would permit open discussion among independent  directors.  Regular scheduling of such meetings would not only promote more effective  communication  among independent directors,  but would avoid any negative  inference that might be drawn from the sessions themselves.  Finally, we believe that the Company should make prominent disclosure in its public  filings of a means by which  interested  parties could communicate with independent directors.

THE NOMINEES

            The following  information sets forth the names, business addresses,
present  principal   occupations,   and  employment  and  material  occupations,
positions, offices, or employments for the past five years of the Nominees. This information  has been furnished to Kahn Brothers by the Nominees.  Where no date is given for the commencement of the indicated  office or position,  such office or position was assumed  prior to January 1, 1998.  The Nominees are citizens of the United States of America.

            Thomas  G.  Kahn.  Mr.  Kahn  is 60  years  old  and is a  Chartered
            Financial  Analyst.  Since 1995, Mr. Kahn has served as President of
            Kahn  Brothers,  a New York Stock Exchange  Member Firm.  Founded in
            1978 to continue a business begun in 1929, Kahn Brothers  conducts a registered  brokerage  business and registered  investment  advisory business with assets under management of approximately $575 million.
            The  principal  business  address of Kahn  Brothers,  and Mr. Kahn's business  address,  is  555  Madison  Avenue,  New  York,  New  York
            10022-3301.  In addition,  Mr. Kahn currently  serves as a member of the board of directors of Warwick Community Bancorp., a bank holding company with a class of securities registered pursuant to Section 12 of the  Securities  Exchange Act of 1934, as amended (the  "Exchange
            Act")  or  subject  to the  requirements  of  Section  15(d)  of the
            Exchange Act.

            By virtue of his  involvement  with Kahn  Brothers and other related entities,  Mr. Kahn is, as of the date  hereof,  a  beneficial  owner of 837,269
Shares. As of the date hereof,  Mr. Kahn is the record owner of 500 Shares,  and is not the record  holder of any Shares that he does not  beneficially  own. Mr.
Kahn has no  substantial  interest  in  matters  to be acted  upon at the Annual

                                      -9-

Meeting,  except for his interest  arising from his beneficial  stock ownership, his interest in being  nominated and elected as a director,  and his interest in the nomination and election of Mark E. Schwarz as a director. None of the Shares held by Mr. Kahn was purchased with borrowed funds.

            Mark E.  Schwarz.  Mr.  Schwarz is 42 years  old.  Since  1993,  Mr.
            Schwarz  has  served as the  general  partner,  directly  or through entities he controls, of Newcastle Partners, L.P.  ("Newcastle"),  a
            private   investment   firm.  The  principal   business  address  of
            Newcastle,  and Mr.  Schwarz's  business  address,  is 300  Crescent
            Court,  Suite 1110,  Dallas,  Texas 75201.  As of December 2001, Mr.
            Schwarz is the managing member of Newcastle  Capital Group,  L.L.C., the general partner of Newcastle Capital Management,  L.P., which is the  general  partner of  Newcastle.  Mr.  Schwarz was also the Vice
            President  of  Sandera  Capital   Management,   L.L.C.,   a  private
            investment  firm associated with the Lamar Hunt ("Hunt") family from
            1995 until  September  1999 and a securities  analyst and  portfolio manager  for SCM  Advisors,  L.L.C.,  a  Hunt-affiliated  registered investment  advisory  firm  from  May  1993  to  1996.  Mr.  Schwarz currently  serves as  Chairman  of the  Board  and  Chief  Executive
            Officer  of  Hallmark  Financial  Services,  Inc.,  a  property  and casualty  insurance  holding  company that has a class of securities registered  pursuant to Section 12 of the Exchange Act or subject to the  requirements  of Section 15(d) of the Exchange Act. Mr. Schwarz
            is  also a  member  of the  boards  of  directors  of the  following additional  companies  that  have a class of  securities  registered pursuant  to  Section  12 of  the  Exchange  Act or  subject  to the requirements  of Section 15(d) of the Exchange  Act: SL  Industries,
            Inc., a power supply and power motion products manufacturer;  Nashua
            Corporation,   a  specialty  paper,  label,  and  printing  supplies
            manufacturer;   Bell  Industries,  Inc.,  a  company  that  provides
            computer  systems  integration  services,  distributes  after-market parts to the recreational  vehicle market, and manufactures  passive
            electronic   components;   Tandycrafts,   Inc.,   a   company   that
            manufactures  frames and framed  art;  WebFinancial  Corporation,  a banking  and  specialty  finance  company;  and Pizza Inn,  Inc.,  a
            franchisor   and  food  and  supply   distributor  to  a  system  of
            restaurants.  Mr.  Schwarz was  previously  a member of the board of directors of Aydin Corporation,  a defense electronics  manufacturer until its sale in 1999 to L-3 Communications.

            Mr.  Schwarz is a beneficial  owner of 4,200 Shares,  and is not the record  holder of any Shares he does not  beneficially  own. Mr.  Schwarz has no substantial  interest in matters to be acted upon at the Annual Meeting,  except for his interest arising from his beneficial  stock  ownership,  his interest in being  nominated and elected as a director,  and his interest in the  nomination and  election  of Thomas G. Kahn as a  director.  None of the Shares held by Mr.
Schwarz was purchased with borrowed funds.

            The Nominees  will not receive any  compensation  from Kahn Brothers for their  services as directors of the  Company.  Mr. Kahn and Mr.  Schwarz are each a party to separate  indemnification letters with Kahn Brothers,  effective as of November 27, 2002. Additionally, Mr. Kahn, Mr. Schwarz, Kahn Brothers, and

                                      -10-

the Kahn Brothers & Co. Profit Sharing Plan &  Trust and the co-trustees thereof  (collectively,  the "Kahn  Brothers  Trust")  have entered into a Joint
Filing and Reimbursement  Agreement,  effective as of the same date. Neither Mr.
Kahn  nor  Mr.  Schwarz,  nor  any  of  their  respective  associates,  has  any understandings,  arrangements,  or agreements with the Company or with any other person with respect to any future transactions or employment with the Company or any of its affiliates.

            In the past 10 years,  neither  Mr.  Kahn nor Mr.  Schwarz  has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            Other than as described  below, the Nominees are not parties adverse to the Company or any of its subsidiaries  nor have a material  interest adverse to the  Company  or  any of its  subsidiaries  in  any  material  pending  legal proceedings.

            Kahn  Brothers  does not expect that the Nominees  will be unable to stand for  election,  but, in the event that the Nominees are unable to serve or for good cause will not serve,  the Shares  represented  by the  enclosed  WHITE proxy card will be voted for  substitute  nominees.  In addition,  Kahn Brothers reserves  the right to  nominate a  substitute  person if the  Company  makes or announces  any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees.  In any such case, Shares represented by the enclosed WHITE proxy card will be voted for such  substitute  nominee.  Kahn  Brothers has no reason to believe that the
Nominees  will be  disqualified  or unable  or  unwilling  to serve if  elected.
Notwithstanding  the  ability of Kahn  Brothers to vote  proxies for  substitute nominees,  the  enclosed  WHITE  proxy  card  can  only be  voted  for up to two directors being elected at the Annual Meeting.

            The  Board of  Directors  is  divided  into  three  classes  serving staggered  three-year  terms.  Two  directors  are to be  elected  at the Annual
Meeting to hold office  until 2006 and until their  successors  are duly elected and qualify.

CERTAIN LEGAL PROCEEDINGS

            On November 22, 2002, the Company filed a complaint for  declaratory relief (the "Complaint") in District Court, Clark County,  Nevada (the "Court"),
against  Thomas G. Kahn,  individually  as a trustee or  co-trustee  of the Kahn
Brothers  Trust,  with respect to a demand made by Mr. Kahn on November 14, 2002 for access to the  stockholder  ledger of the  Company.  The  Complaint  alleged certain irregularities with regard to the demand, including those related to Mr.
Kahn's  authority  and capacity to make the demand and the  authority  conferred upon the  attorney-in-fact who assisted with the demand. The Complaint asked the
Court for its declaration with regard to four questions posed by the Company and for any other relief the Court deemed just and proper.

            On December 10,  2002,  Mr. Kahn and Irving Kahn and Donald W. Kahn,
as  co-trustees  of the Kahn  Brothers  Trust,  made an  amended  demand  on the
Company.  On December 16, 2002, the Company filed a First Amended  Complaint for
Declaratory  Relief  in the  Court,  which  named  each of the  Messrs.  Kahn as defendant  individually  and in  their  capacities  as  co-trustees  of the Kahn
Brothers Trust.  The First Amended  Complaint seeks to have declared invalid the
November 14, 2002 demand. It further seeks a declaration of the Company's rights concerning the December 10, 2002 demand, including a declaration as to:

                                      -11-

            (a) What  obligation  does the Company have to generate or furnish a stop list or lists as referenced in the demand?

            (b) What  obligation does the Company have to prepare "what is known as an updated NOBO sheet"?

            (c) What  obligation does the Company have to supply the co-trustees with a list of  stockholders  who are  participants in any of its employee stock
ownership,   stock  purchase,  stock  option,   retirement,   restricted  stock,
incentive, profit sharing, dividend reinvestment or other similar plans.

            (d) What  obligation does the Company have to provide a daily update of its corporate records or materials, which the First Amended Complaint alleges
"that the Company otherwise would not have to the Kahns."

            The First Amended  Complaint  seeks a  declaration  of rights as set forth therein and any other relief that the Court deems just and proper.

            On December 19, 2002, the co-trustees of Kahn Brothers Trust filed a
Notice of Removal in the United States District Court for the District of Nevada
to have the foregoing action removed to such court.

            On December 31, 2002, the Company filed a Motion for Remand and Cost and Fees in the United States  District Court for the District of Nevada to have the foregoing action remanded back to the Eighth Judicial District Court,  Clark
County, Nevada.

                    YOU ARE URGED TO VOTE FOR THE ELECTION OF
                 THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

                                      -12-

                                   PROPOSAL 2
                       APPOINTMENT OF INDEPENDENT AUDITORS

            Kahn  Brothers  has  no  objection  to  the   ratification   of  the
appointment of  PricewaterhouseCoopers  LLP as independent  accountants  for the
Company for the fiscal year ending September 30, 2003. Please see the Management
Proxy Statement for a description of this proposal.

                           VOTING AND PROXY PROCEDURES

            Only  stockholders  of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly available information, Kahn Brothers believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the
Shares.

            Shares  represented  by properly  executed WHITE proxy cards will be voted  at the  Annual  Meeting  as  marked  and,  in  the  absence  of  specific instructions,  will be voted FOR the  election  of the  Nominees to the Board of
Directors, FOR the proposal to ratify the appointment of  PricewaterhouseCoopers
LLP as  independent  accountants  of the  Company  for the  fiscal  year  ending
September 30, 2003, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

            We are  asking  you to  elect  our  Nominees  in  opposition  to two incumbent nominees whose terms expire at the Annual Meeting.  The enclosed WHITE proxy  card may only be voted for our  Nominees.  It will not enable you to vote for either of the Company's  nominees.  You can only vote for one or both of the
Company's  nominees  by  signing  and  returning  a proxy card  provided  by the
Company.  Stockholders  should refer to the Management  Proxy  Statement for the names, background, qualifications and other information concerning the Company's nominees.

                                      -13-

QUORUM AND ABSTENTIONS

            In order to conduct  any  business at the Annual  Meeting,  a quorum must be present in person or represented by valid proxies.  A quorum consists of a majority of the Shares issued and  outstanding  on the Record Date.  Since the
Company's  articles of  incorporation  and bylaws do not address how abstentions should be treated  in voting on any matter  presented  to the  stockholders  and while there is no  definitive  statutory  or case law  authority in the State of
Nevada,  the Company's  state of  incorporation,  as to the proper  treatment of abstentions, Kahn Brothers believes that abstentions should be treated as Shares entitled to vote at the Annual Meeting and count for purposes of determining the following:  (i) the  total  number  of  votes  cast on any  matter  (the  "Votes
Present") for the purpose of determining  whether a quorum is present;  and (ii)
the total number of Votes Present that are cast ("Votes Cast") with respect to a matter (other than in the election of the Board of Directors)  and will have the same effect as a vote against a matter (other than in the election for the Board of Directors).

BROKER NON-VOTES

            Shares  held in  street  name  that are  present  by  proxy  will be considered  as Votes  Present for  purposes of  determining  whether a quorum is present.  With regard to certain proposals,  the holder of record of Shares held in street name is permitted to vote as it determines,  in its discretion, in the absence of direction from the beneficial holder of the Shares.

            The term "broker non-vote" refers to shares held in street name that are not voted  with  respect  to a  particular  matter,  generally  because  the beneficial  owner did not give any  instructions to the broker as to how to vote such shares and the broker is not permitted under  applicable rules to vote such shares in its  discretion  because of the subject  matter of the  proposal,  but which shares are present on at least one matter. Such shares shall be counted as
Votes Present for the purpose of determining whether a quorum is present. Broker non-votes  will not be counted as Votes Cast with respect to matters as to which the record holder has expressly not voted.  Accordingly,  Kahn Brothers believes that broker  non-votes  will have no effect upon the outcome of voting on any of the business matters set forth in this Proxy Statement.

VOTES REQUIRED FOR APPROVAL

            Election  of  Directors.  A  plurality  of the total  Votes  Cast by holders of the Shares is required for the election of directors and the nominees who receive the most votes will be elected  (assuming  a quorum is  present).  A vote to "WITHHOLD"  for any nominee for director will be counted for purposes of determining  the Votes Present,  but will have no other effect on the outcome of the vote on the  election  of  directors.  Stockholders  do not have  cumulative voting rights with respect to the election of directors.

                                      -14-

            Other  Proposals.  Other than the  election of  directors,  the vote required for all other business matters set forth in this Proxy Statement is the affirmative  vote of a  majority  of the Votes  Cast.  At the time of this proxy solicitation,  we are not aware of any additional  matter which may be presented at the Annual Meeting.  However,  with respect to any such additional matters as may properly come before the Annual Meeting,  Messrs. Kahn and Schwarz will vote your Shares in their discretion.

REVOCATION OF PROXIES

            Stockholders  of the  Company may revoke  their  proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a subsequently dated proxy that is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Kahn Brothers in care of MacKenzie  Partners,  Inc. at the address set forth on the back cover of this Proxy  Statement  or to the Company at 6113 Lemmon  Avenue,  Dallas,  Texas
75209 or any other  address  provided by the Company.  Although a revocation  is effective if delivered to the Company,  Kahn  Brothers  requests that either the original or photostatic  copies of all revocations be mailed to Kahn Brothers in care of MacKenzie  Partners,  Inc. at the address set forth on the back cover of this Proxy Statement, so that Kahn Brothers will be aware of all revocations and can more  accurately  determine if and when proxies have been  received from the holders of record on the Record  Date of a majority of the  outstanding  Shares.
Additionally,  MacKenzie  Partners,  Inc.  may use this  information  to contact stockholders  who have  revoked  their  proxies in order to solicit  later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF  DIRECTORS,
PLEASE  SIGN,  DATE AND RETURN  PROMPTLY  THE  ENCLOSED  WHITE PROXY CARD IN THE
POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

            The  solicitation  of proxies  pursuant to this Proxy  Statement  is being  made by Kahn  Brothers.  Proxies  may be  solicited  by mail,  facsimile, telephone,  telegraph,  in person and by advertisements.  Kahn Brothers will not solicit proxies via the Internet.

            Kahn Brothers has entered into an agreement with MacKenzie Partners,
Inc.  for   solicitation   and  advisory   services  in  connection   with  this
solicitation,  for which  MacKenzie  Partners,  Inc.  will  receive a fee not to exceed $________,  together with reimbursement for its reasonable  out-of-pocket expenses,  and will be indemnified  against  certain  liabilities  and expenses, including  certain  liabilities  under the federal  securities  laws.  MacKenzie
Partners,  Inc. will solicit  proxies from  individuals,  brokers,  banks,  bank nominees and other  institutional  holders.  Kahn Brothers has requested  banks, brokerage houses and other  custodians,  nominees and fiduciaries to forward all solicitation  materials  to the  beneficial  owners of the  Shares  they hold of record.  Kahn Brothers will reimburse these record holders for their  reasonable

                                      -15-

out-of-pocket  expenses in so doing. It is anticipated that MacKenzie  Partners,
Inc. will employ approximately __ persons to solicit the Company's  stockholders for the Annual Meeting.

            The entire  expense  of  soliciting  proxies is being  borne by Kahn
Brothers.  If the Nominees are elected to the Board of Directors,  Kahn Brothers intends  to seek  reimbursement  of the  costs  of this  solicitation  from  the
Company.  Unless  otherwise  required by law,  Kahn  Brothers does not currently intend to submit the question of reimbursement of the costs of this solicitation to a  stockholder  vote.  Costs of this  solicitation  of proxies are  currently estimated to be approximately  $______. Kahn Brothers estimates that through the date hereof, its expenses in connection with this solicitation are approximately
______.

                             PARTICIPANT INFORMATION

            Along with the Nominees,  Kahn Brothers and the Kahn Brothers  Trust
are participants in the solicitation.

            Kahn  Brothers is a New York Stock  Exchange  Member Firm founded in
1978 to continue a business  begun in 1929.  It  operates a  brokerage  business registered under the Exchange Act and an investment advisory business registered under the Investment Advisors Act of 1940. The members of the board of directors of Kahn  Brothers are Irving  Kahn,  Chairman,  Thomas G. Kahn,  Donald W. Kahn,
Paula Meo Cutrone and Kenneth Rodwogin.  The executive officers of Kahn Brothers are Thomas G. Kahn,  President,  and William DeLuca,  Vice  President.  The Kahn
Brothers Trust was created under agreement dated June 25, 1979 under the laws of the State of New York. Its three  co-trustees are Thomas G. Kahn, Donald W. Kahn and Irving Kahn. The principal business address of each of Kahn Brothers and the
Kahn Brothers Trust is 555 Madison Avenue, New York, New York 10022.

            As of the date of this proxy  solicitation,  Kahn  Brothers and Kahn
Brothers  Trust  beneficially  own  784,669 and 29,600  shares of Common  Stock, respectively.  By virtue of being co-trustees, each of Messrs Irving, Donald and
Thomas Kahn may be deemed to be the beneficial  owner of the Shares held by Kahn
Brothers  Trust.  By virtue of his  involvement  with  Kahn  Brothers  and other related entities,  Thomas G. Kahn is, as of the date of this proxy solicitation, a beneficial owner of 837,269 Shares.  As of the date hereof,  Thomas G. Kahn is the record owner of 500 Shares.

            As of the filing date of this proxy  solicitation,  Mark E. Schwarz, as the managing member of Newcastle  Capital Group,  LLC, the general partner of
Newcastle Capital  Management,  L.P., which is the general partner of Newcastle, may be deemed to  beneficially  own 4,200  shares of Common  Stock  beneficially owned by  Newcastle,  representing  less  than one  percent  of the  issued  and outstanding Shares.

            As of the date of this proxy solicitation,  none of the participants owns any  Shares of  record  but not  beneficially.  Aside  from the  beneficial ownership  disclosed in this proxy  solicitation,  none of the affiliates of the participants to this proxy  solicitation own Shares.  For information  regarding purchases and sales of Shares during the past two years by  participants in this proxy solicitation, see Schedule I.

                                      -16-

            On November 27, 2002, Kahn Brothers, the Kahn Brothers Trust and the
Nominees  entered into a Joint  Filing and  Reimbursement  Agreement,  in which, among other  things,  (i) they  agreed to the joint  filing on behalf of each of them of statements on Schedule 13D with respect to the Shares;  (ii) they agreed to solicit  proxies or written  consents for the election of the Nominees or any other persons nominated by the Trust to the Board of Directors of the Company at
the next annual meeting of stockholders;  and (iii) Kahn Brothers agreed to bear all expenses incurred in connection with the participants' activities, including approved  expenses  incurred by any of the  participants  in connection with the solicitation of proxies or written  consents by Kahn Brothers.  The Joint Filing and  Reimbursement  Agreement  was filed as an  exhibit  to  Amendment  No. 3 to
Schedule  13D  filed  by  the  participants  in  respect  of the  Shares  and is incorporated herein by reference.

            On November  27, 2002,  each of the  Nominees and the Kahn  Brothers
Trust entered into a separate  Indemnification  Agreement with Kahn Brothers, in which Kahn Brothers  agreed to indemnify and hold harmless each from and against any and all  claims of any  nature,  whenever  brought,  arising  from the proxy solicitation.  Each of the Indemnification Agreements was filed as an exhibit to
Amendment  No. 3 to  Schedule  13D filed by the  participants  in respect of the
Shares and is incorporated herein by reference.

               TRANSACTIONS BETWEEN KAHN BROTHERS AND THE COMPANY

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither  Kahn  Brothers  nor  any of the  other  participants  in this solicitation,  or any of their respective associates: (i) directly or indirectly beneficially owns any Shares or any securities of the Company;  (ii) has had any relationship with the Company in any capacity other than as a stockholder, or is or has been a party to any transactions,  or series of similar transactions,  or was  indebted to the Company  during the past year with respect to any Shares of the Company; or (iii) knows of any transactions during the past year,  currently proposed transactions,  or series of similar transactions,  to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective  affiliates had, or will have, a direct or indirect material  interest.  In addition,  other than as set forth herein, there are no contracts, arrangements or understandings entered into by Kahn Brothers or any other  participant in this  solicitation  or any of their respective associates within the past year with any person with respect to any of the Company's securities,  including, but not limited to, joint ventures, loan  or  option  arrangements,  puts  or  calls,  guarantees  against  loss  or guarantees  of  profit,  division  of  losses  or  profits,  or  the  giving  or withholding of proxies.

            Except as set forth in this Proxy Statement (including the Schedules hereto),  neither  Kahn  Brothers  nor  any of the  other  participants  in this solicitation,  or any of  their  respective  associates,  has  entered  into any agreement  or  understanding  with any  person  with  respect  to (i) any future employment by the Company or its affiliates or (ii) any future  transactions  to which the Company or any of its affiliates will or may be a party. However, Kahn
Brothers has  reviewed,  and will  continue to review,  on the basis of publicly available  information,  various  possible  business  strategies  that it  might consider in the event that the Nominees are elected to the Board of Directors.

                                      -17-

                    OTHER MATTERS AND ADDITIONAL INFORMATION

            Kahn  Brothers is unaware of any other  matters to be  considered at the  Annual  Meeting  other  than the  ratification  of the  appointment  of the
Company's auditors.  However,  should other matters,  which Kahn Brothers is not aware of a  reasonable  time before  this  solicitation,  be brought  before the
Annual  Meeting,  the persons named as proxies on the enclosed  WHITE proxy card will vote on such matters in their discretion.

            Kahn  Brothers  has  omitted  from  this  Proxy  Statement   certain
disclosure required by applicable law that is already included in the Management
Proxy  Statement.  This disclosure  includes,  among other things,  biographical information  on the  Company's  directors and  executive  officers,  information concerning executive compensation, an analysis of cumulative total returns on an investment  in the  Shares  during  the past five  years,  information  on audit services  and fees of  PricewaterhouseCoopers  LLP and Arthur  Andersen  LLP and
procedures for  nominating  directors for election to the Board of Directors and submitting  proposals for inclusion in the Company's proxy statement at the next annual meeting.  Stockholders  should refer to the Management Proxy Statement in order to review this disclosure.

            See Schedule II for information  regarding  persons who beneficially own more than 5% of the Shares and the ownership of the Shares by the management of the Company.

            The  information  concerning  the  Company  contained  in this Proxy
Statement  and the  Schedules  attached  hereto has been taken from, or is based upon, publicly available information.

                                                  KAHN BROTHERS & CO., INC.

                                                  February __, 2003

                                      -18-

                                   SCHEDULE I

               TRANSACTIONS DURING THE LAST TWO YEARS IN SHARES OF
                HAGGAR CORP. BENEFICIALLY OWNED BY THOMAS G. KAHN
--------------------------------------------------------------------------------

Shares:                          Transaction*:                 Date:

10,000                           BOT                           7/25/2001
11,600                           BOT                           1/4/2002
 3,400                           BOT                           1/8/2002
   700                           BOT                           8/2/2001
   700                           BOT                           8/2/2001
 5,000                           BOT                           7/27/2001
   300                           BOT                           5/25/2001
 1,000                           BOT                           11/14/2002
10,000                           BOT                           11/5/2002
 5,000                           BOT                           11/13/2002
 5,000                           BOT                           11/14/2002
   300                           BOT                           8/14/2001
   200                           BOT                           8/6/2001
 1,000                           BOT                           8/6/2001
 1,000                           BOT                           4/18/2001
   500                           BOT                           9/21/2001
 3,000                           BOT                           10/31/2001
   900                           BOT                           11/2/2001
   100                           BOT                           11/6/2001
14,000                           BOT                           11/7/2001
 2,000                           BOT                           11/8/2001
20,000                           SOLD                          12/18/2001
 1,000                           BOT                           8/14/2001
 1,000                           BOT                           11/8/2001
 1,000                           SOLD                          12/18/2001
   500                           BOT                           11/8/2001
   500                           SOLD                          12/18/2001
 8,000                           BOT                           11/15/2001
 5,500                           SOLD                          12/27/2001
 2,500                           SOLD                          12/28/2001
 3,000                           BOT                           11/18/2002
   500                           BOT                           8/14/2001
   500                           BOT                           8/14/2001
   700                           SOLD                          12/31/2000
   850                           BOT                           12/31/2001
 1,000                           BOT                           11/16/2001

*  BOT represents Bought

                                      -19-

                                   SCHEDULE I

               TRANSACTIONS DURING THE LAST TWO YEARS IN SHARES OF
          HAGGAR CORP. BENEFICIALLY OWNED BY THOMAS G. KAHN (Continued)
--------------------------------------------------------------------------------

Shares:                          Transaction*:                 Date:

 1,000                           SOLD                          12/28/2001
 1,000                           BOT                           3/23/2001
 1,000                           BOT                           3/28/2001
 1,000                           BOT                           11/23/2001
 1,200                           BOT                           9/21/2001
 2,000                           BOT                           9/21/2001
   300                           BOT                           9/21/2001
 5,000                           BOT                           11/18/2002
 1,500                           BOT                           11/21/2001
 2,000                           BOT                           8/2/2001
 2,000                           BOT                           10/30/2001
   300                           BOT                           8/14/2001
   450                           BOT                           9/19/2001
 1,050                           BOT                           9/20/2001
   200                           BOT                           8/1/2001
   400                           BOT                           12/12/2000
   500                           BOT                           7/31/2001
   700                           BOT                           12/5/2001
 3,500                           SOLD                          9/21/2001
 1,000                           BOT                           1/22/2002
   500                           BOT                           1/22/2002
   300                           BOT                           9/21/2001
 2,000                           BOT                           3/28/2001
   300                           SOLD                          7/9/2002

* BOT represents Bought

                                      -20-

                             SCHEDULE I (continued)

               TRANSACTIONS DURING THE LAST TWO YEARS IN SHARES OF
               HAGGAR CORP. BENEFICIALLY OWNED BY MARK E. SCHWARZ
--------------------------------------------------------------------------------

Shares:                          Transaction:                  Date:

2,000                            Bought                        11/20/02
2,000                            Bought                        11/21/02
  200                            Bought                        11/25/02

                                      -21-

                                   SCHEDULE II

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT
           -----------------------------------------------------------

            THE  FOLLOWING  IS  BASED  SOLELY  ON  INFORMATION  PROVIDED  IN THE
MANAGEMENT PROXY STATEMENT:

            PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

            The  following  table  and  the  notes  thereto  set  forth  certain information  regarding the  beneficial  ownership of the Shares as of the Record
Date of (i) each current director and nominee for director of the Company;  (ii)
the executive officers of the Company;  (iii) all executive officers and current directors  of the Company as a group;  and (iv) each other  person  known to the
Company to own beneficially more than 5% of the presently outstanding Shares.

                                           Shares Owned           Percent of Class
                                          Beneficially (1)      Owned Beneficially (1)
                                          ----------------      ----------------------

J.M. Haggar, III                              770,025(2)                11.9
Frank D. Bracken                              297,071(3)                 4.3
David M. Tehle                                 40,700(4)                   *
Alan C. Burks                                  68,368(5)                   *
David G. Roy                                   37,100(6)                   *
Richard W. Heath                               24,400(7)                   *
Rae F. Evans                                   15,873(5)                   *
John C. Tollenson                              78,200(9)                 1.2
Donald E. Godwin                                   --                     --
All Executive Officers and
Directors (9 persons)                       1,331,737(10)               18.9
Franklin Resources, Inc. (11)                 572,900                    9.3
Thomas G. Kahn(12)                            837,269                   ____
Kahn Brothers & Co., Inc. (12)            784,669                   13.0
Barrow Hanley Mewhinney &
Strauss, Inc. (13)                            605,700                   10.1
Dimensional Fund Advisors, Inc. (14)          452,325                    7.4
Gerald Van Tsai (15)                          472,349                   12.7

*           Less than 1%

(1)         Except as  otherwise  indicated,  the persons name in the table have sole voting and  dispositive  power with respect to the Shares shown as beneficially owned by them.

                                      -22-

(2)         Includes 2,299 Shares over which J. M. Haggar, III shares voting and dispositive  power  with  his  wife,  37,113  Shares  over  which he otherwise  shares  voting  and  dispositive  power as a  trustee  of various  trusts,  50,143  Shares  over  which he shares  voting  and dispositive power as a director of a private  charitable  foundation and 278,791  Shares which may be acquired  pursuant to stock options that are  exercisable  currently  or with 60 days  after the  Record
            Date.

(3)         Includes  10,000  Shares over which Mr.  Bracken  shares  voting and dispositve  power  with his wife and  267,277  Shares  which  may be acquired pursuant to stock options that are exercisable currently.

(4)         Includes  35,000 Shares which may be acquired upon exercise of stock options that are currently exercisable.

(5)         Represents  Shares which may be acquired  pursuant to stock  options exercisable currently or within 60 days after the Record Date.

(6)         Includes  32,000 Shares which may be acquired upon exercise of stock options that are currently exercisable.

(7)         Includes  5,000  Shares  over  which Mr.  Heath  shares  voting  and dispositive  power  with his wife and  17,000  Shares  which  may be acquired pursuant to stock options  exercisable  currently or within
            60 days after the Record Date.

(8)         Reserved.

(9)         Includes  9,000 Shares which may be acquired  upon exercise of stock options that are  exercisable  currently or within 60 days after the
            Record Date.

(10)        Includes  104,555 Shares over which voting and dispositive  power is shared and 737,340  Shares  which may be acquired  pursuant to stock options which are exercisable  currently or within 60 days after the
            Record Date.

(11)        Based on information contained in Form 13F filed with the Securities and Exchange  Commission on November 13, 2002 by Franklin Resources,
            Inc., whose address is One Frankline Parkway, San Mateo,  California
            94403.

(12)        Based on  information  contained in Schedule 13D, as amended,  filed with the Securities and Exchange  Commission on December 4, 2002, by
            Kahn Brothers & Co. Inc.,  Kahn  Brothers & Co. Profit  Sharing Plan
            and Trust and Thomas G. Kahn,  the  address of each of which or whom is 555 Madison Avenue,  22nd Floor, New York, New York 10022, and by
            Mark E. Schwarz ,whose address is c/o Newcastle Capital  Management,
            L.P., 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

(13)        Based on information contained in Form 13F filed with the Securities and  Exchange  Commission  on  November  8, 2002,  by Barrow  Hanley
            Mewhinney & Strauss, Inc., whose address is One McKinney Plaza, 3232
            McKinney Ave., 15th Floor, Dallas, Texas 75204.

                                      -23-

(14)        Based on information contained in Form 13F filed with the Securities and Exchange  Commission  on October 28, 2002, by  Dimensional  Fund
            Advisors, Inc. whose address is 1299 Ocean Avenue, 11th floor, Santa
            Monica, California 90401.

(15)        Based on information contained in a Form 4 filed with the Securities and  Exchange  Commission  on December  31, 2002 by Gerald Van Tsai,
            whose address is P.O. Box 900, Hanover, New Hampshire 03755.

                                      -24-

                                    IMPORTANT

            Tell your Board of Directors what you think! Your vote is important.
No matter how many Shares you own,  please give Kahn Brothers your proxy FOR the election of the Nominees by taking three steps:

            o   SIGNING the enclosed WHITE proxy card,

            o   DATING the enclosed WHITE proxy card, and

            o   MAILING  the  enclosed  WHITE  proxy card TODAY in the  envelope provided  (no  postage  is  required  if  mailed  in the  United
                States).

            If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution,  only it can vote such Shares and only upon receipt of your  specific  instructions.  Accordingly,  please  contact the person  responsible  for your  account and  instruct  that person to execute the
WHTIE proxy card representing your Shares. Kahn Brothers urges you to confirm in writing your instructions to Kahn Brothers in care of MacKenzie  Partners,  Inc.
at the  address  provided  below  so that  Kahn  Brothers  will be  aware of all instructions  given  and can  attempt  to  ensure  that  such  instructions  are followed.

            If you have any  questions  or require  any  additional  information concerning this Proxy Statement,  please contact MacKenzie Partners, Inc. at the address set forth below.

                                [MacKenzie Logo]

                                      -25-

                                PRELIMINARY COPY
       For the Information of the Securities and Exchange Commission Only

                   HAGGAR CORP. ANNUAL MEETING OF STOCKHOLDERS
                   -------------------------------------------

            THIS PROXY IS SOLICITED ON BEHALF OF KAHN BROTHERS, INC.

       THE BOARD OF DIRECTORS OF HAGGAR CORP. IS NOT SOLICITING THIS PROXY

The undersigned  appoints Thomas G. Kahn and Mark E. Schwarz,  and each of them, attorneys  and  agents  with full  power of  substitution  to vote all shares of common stock of Haggar Corp.  (the  "Company")  which the  undersigned  would be entitled to vote if personally  present at the Annual Meeting of Stockholders of the Company,  and including at any adjournments or postponements  thereof and at any meeting called in lieu thereof, as follows:

1.    ELECTION OF DIRECTORS:

                      The  election  of  Thomas  G.  Kahn  and Mark E.
                      Schwarz to Class I of the Board of Directors for
                      a term of three years.

                                            Withhold Authority
                      For All                   To Vote For All
                      Nominees [    ]           Nominees  [   ]

          ---------------------------------------------------
                 To withhold authority to vote for any
               individual nominee(s), print names above.

2.    RATIFICATION OF APPOINTMENT      FOR            AGAINST         ABSTAIN
      OF INDEPENDENT AUDITORS:        [    ]          [    ]           [    ]

3.    In their  discretion  with  respect to any other  matters as may properly come before the Annual Meeting.

            The undersigned  hereby revokes any other proxy or proxies heretofore  given to vote or act with  respect to the shares of common stock of the Company held by the undersigned,  and hereby ratifies and confirms all action the herein  named  attorneys  and  proxies,  their substitutes,  or any of them may lawfully  take by virtue  hereof.  If properly  executed,  this Proxy will be voted as directed above. If no direction is indicated with respect to the above proposals, this Proxy will be voted FOR the election of the Nominees,  or any  substitutions thereto,  and FOR the  ratification  of the appointment of independent auditors.

            This proxy will be valid until the sooner of one year from the date indicated below and the completion of the Annual Meeting.

DATED:  ____________________________

PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

------------------------------------
(Signature)

------------------------------------
(Signature, if held jointly)

------------------------------------
(Title)

     WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS,
 ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                                      -27-